                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              SportsLine USA, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  848934-10-5
                                  -----------
                                 (CUSIP Number)

                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                CBS Corporation
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-3335
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 18, 1998
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 848934-10-5

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          CBS Corporation
          I.R.S. Identification No. 25-0877540

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Pennsylvania

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     2,048,075
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power                  None
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power                2,048,075
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               2,048,075

-----------------------------------------------------------------------------
    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            10.8%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

CUSIP NO. 848934-10-5

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          Westinghouse CBS Holding Company, Inc.
          I.R.S. Identification No. 25-1776511

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Delaware

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     2,048,075
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power                  None
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power                2,048,075
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               2,048,075

-----------------------------------------------------------------------------
    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            10.8%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

CUSIP NO. 848934-10-5

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          CBS Broadcasting, Inc.
          I.R.S. Identification No. 13-0590730

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          New York

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     2,048,075
Owned by             --------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power                  None
ing Person           --------------------------------------------------------
With           (10)  Shared Dispositive Power                2,048,075
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               2,048,075

-----------------------------------------------------------------------------
    (12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            10.8%

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

This Amendment No. 1 amends and supplements the statement on Schedule 13D dated January 2, 1998 (the "Schedule 13D") by CBS Broadcasting, Inc. ("Broadcasting"), a wholly-owned subsidiary of Westinghouse CBS Holding Company, Inc. ("Holding"), which is a wholly-owned subsidiary of CBS Corporation ("CBS").

Item 2.  Identity and Background
--------------------------------

The persons filing this statement are: (i) CBS Corporation (CBS), formerly known as Westinghouse Electric Corporation, a Pennsylvania corporation. The address of the principal office and principal business address of CBS is 51 West 52nd Street, New York, NY 10019. CBS conducts its business directly and through various subsidiaries; (ii) Westinghouse CBS Holding Company, Inc., a wholly owned subsidiary of CBS (Holding). The address of the principal office and principal business address of Holding is 7800 Beverly Boulevard, Los Angeles, CA 90036; and (iii) CBS Broadcasting, Inc. (Broadcasting), formerly known as CBS, Inc., a wholly owned subsidiary of Holding. The address of the principal office and principal business address of Broadcasting is 51 West 52nd Street, New York, NY 10019. Broadcasting is a party to the Agreement, the Stockholder Agreement and the Co-Sale Agreement, as defined in Items 3 and 4.

The operations of CBS, Holding and Broadcasting principally relate to television and radio broadcasting and cable programming.

Schedule I of Item 2 is amended by the attached Schedule 1, which is a list of the directors and executive officers of CBS, Holding and Broadcasting setting forth the following information with respect to each such person:

(a)      name;

(b)      business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except for Robert E. Cawthorn, who is a British citizen, and Jan Leschly, who is a Danish citizen, each person identified on Schedule 1 is a United States citizen.

During the last five years, neither CBS, Holding, Broadcasting nor, to the knowledge of CBS, Holding and Broadcasting, any person identified in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 is amended to report that on June 18, 1998, Broadcasting sold 200,000 of the shares of Common Stock it received from the Issuer upon entering into the Agreement dated as of March 5, 1997 between the Issuer and Broadcasting as amended by Amendment No. 1 to the Agreement (together, the "Agreement") as such Agreement is described in response to Items 3 and 4 in open market transactions through a broker at prices per share ranging from $34.00 to $34.5625 for an aggregate of $6,852,187.50. Broadcasting also exercised the 1997 warrant it received pursuant to the Agreement for 380,000 shares of Common Stock of the Issuer at the warrant exercise price of $10.00 per share on January 20, 1998 using general corporate funds.

Broadcasting holds shares of Common Stock for investment, and may, from time to time, acquire additional shares and/or dispose of shares of Common Stock. Two of the current directors on the Board of Directors of the Issuer were designated by Broadcasting under the Stockholders Agreement; however, pursuant to such Stockholders Agreement, Broadcasting's right, as long as Broadcasting maintains a certain minimum share ownership, to designate further directors or to have a representative attend Issuer's Board of Directors meetings in a non-voting, observer capacity ceases on the closing of the Issuer's first underwritten public sale of Common Stock pursuant to a registration statement. Broadcasting, CBS and Holding have no present plans or proposals with respect to the matters set forth in Item 4(b), (c), (d), (e), (f), (g), (h), (i) and (j); but Broadcasting, CBS and Holding do reserve their right to implement a different course of action at any time in the future, depending upon such criteria as may be significant to Broadcasting, CBS and Holding.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

5(a) and (b) As of June 18, 1998, Broadcasting has voting and investment power over 1,668,075 shares of Common Stock held by Broadcasting. Broadcasting also has the right to acquired 380,000 shares of Common Stock under a warrant dated January 2, 1998, which warrant is presently exercisable in whole or part at any time prior to December 31, 1998. CBS and Holding may be deemed to beneficially own all the Common Stock beneficially owned by Broadcasting.

In the aggregate, Broadcasting, CBS and Holding share voting and investment power over 2,048,075 shares of Common Stock (including the 380,000 shares covered by the outstanding warrant) or 10.8% of the Common Stock of Issuer as of June 18, 1998 (assuming the exercise of the warrant and assuming 19,005,820 shares of Common Stock outstanding for purposes of this calculation, based on information set forth in the Issuer's definitive proxy statement that there were 18,625,820 outstanding shares as of May 15, 1998, plus the warrant held by Broadcasting for 380,000 shares).

5 (c) As further described in Item 4 above, on June 18, 1998 Broadcasting sold 200,000 shares of Common Stock.

Except as described above, neither CBS, Broadcasting, Holding nor, to their knowledge, any person named in Schedule 1 beneficially owns any shares of Common Stock or has effected any transactions in the Common Stock during the past 60 days.

5 (d)    None.

5 (e)    Not applicable.

Item 7.  Materials to be Filed as Exhibits
------------------------------------------

Exhibit 1:  Signature authority resolution

Any information previously included in the Schedule 13D and not revised or modified as described in this Amendment No. 1 remains unchanged.

                                   (Signature)

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 23, 1998

                                    CBS CORPORATION

                                        By:   /s/ FREDRIC G. REYNOLDS
                                           -------------------------------------
                                        Name:     Fredric G. Reynolds
                                        Title:    Executive Vice President and
                                                  Chief Financial Officer



                                    WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                        By:   /s/ FREDRIC G. REYNOLDS
                                           -------------------------------------
                                        Name:     Fredric G. Reynolds
                                        Title:    Executive Vice President and
                                                  Chief Financial Officer
                                                  CBS Corporation


                                    CBS BROADCASTING, INC.

                                        By:   /s/ FREDRIC G. REYNOLDS
                                           -------------------------------------
                                        Name:     Fredric G. Reynolds
                                        Title:    Executive Vice President and
                                                  Chief Financial Officer

                                  SCHEDULE 1-A

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                                 CBS Corporation
                                 ---------------

                                    Directors
                                    ---------


                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------
Robert E. Cawthorn                                          Chairman Emeritus
Rhone-Poulenc Rorer, Inc.                                   Rhone-Poulenc Rorer, Inc.
500 Arcola Road                                             500 Arcola Road
Collegeville, PA  19426                                     Collegeville, PA  19426

                                                            and

                                                            Managing Director, Global Health
                                                              Care Partners
                                                            DLJ Merchant Banking Partners LP
                                                            Donaldson, Lufkin & Jenrette
                                                            401 City Line Avenue, 2nd Floor
                                                            Bala Cynwyd, PA 19004-1122

George H. Conrades                                          President and Executive Vice President
GTE Internetworking                                         GTE Internetworking
150 Cambridge Park                                          150 Cambridge Park
Cambridge, MA 02140                                         Cambridge, MA 02140

Martin C. Dickinson                                         Retired Senior Vice President
P. O. Box 7078                                              Scripps Bank
Rancho Santa Fe, CA 92067                                   P. O. Box 7078
                                                            Rancho Santa Fe, CA  92067

William H. Gray III                                         President and Chief Executive Officer
The College Fund/UNCF                                       The College Fund/UNCF
8260 Willow Oaks Corporate Drive                            8260 Willow Oaks Corporate Drive
P. O. Box 10444                                             Fairfax, VA 22031
Fairfax, VA 22031

Michael H. Jordan                                           Chairman and Chief Executive Officer
CBS Corporation                                             CBS Corporation
51 West 52nd Street                                         51 West 52nd Street
New York, NY 10019                                          New York, NY 10019

Mel Karmazin                                                President & Chief Operating Officer
CBS Corporation                                             CBS Corporation
40 W. 57th Street                                           40 West 57th Street
New York, NY 10019                                          New York, NY 10019

Jan Leschly                                                 Chief Executive
SmithKline Beecham                                          SmithKline Beecham
P. O. Box 7929                                              P. O. Box 7929
Philadelphia, PA 19101                                      Philadelphia, PA 19101

David T. McLaughlin                                         Chairman and Chief Executive Officer
The Gallery - Suite 203                                     Orion Safety Products
46 Newport Road                                             P. O. Box 1047
New London, NH 03257                                        Easton, MD  21601

Richard R. Pivirotto                                        President
Richard R. Pivirotto Co., Inc.                              Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                                     111 Clapboard Ridge Rd.
Greenwich, CT  06830                                        Greenwich, CT  06830

Raymond W. Smith                                            Chairman & Chief Executive Officer
Bell Atlantic Corporation                                   Bell Atlantic Corporation
1095 Avenue of the Americas                                 1095 Avenue of the Americas
39th Floor                                                  39th Floor
New York, NY  10036                                         New York, NY  10036

Paula Stern                                                 President
The Stern Group, Inc.                                       The Stern Group, Inc.
3314 Ross Place NW                                          3314 Ross Place NW
Washington, DC 20008                                        Washington, DC 20008

Robert D. Walter                                            Chairman and Chief Executive Officer
Cardinal Health, Inc.                                       Cardinal Health, Inc.
5555 Glendon Court                                          5555 Glendon Court
Dublin, OH 43016                                            Dublin, OH 43016




                               Executive Officers
                               ------------------


                                                          Present Principal Occupation and
Name/Title and Business Address                            Address of Employment
-------------------------------                            ---------------------
Michael H. Jordan                                           Chairman and Chief Executive Officer
CBS Corporation                                             CBS Corporation
51 West 52nd Street                                         51 West 52nd Street
New York, NY 10019                                          New York, NY 10019

Louis J. Briskman                                           Executive Vice President and General Counsel
CBS Corporation                                             CBS Corporation
51 West 52nd Street                                         51 West 52nd Street
New York, NY 10019                                          New York, NY 10019

Robert G. Freedline                                         Vice President & Controller
CBS Corporation                                             CBS Corporation
51 West 52nd Street                                         51 West 52nd Street
New York, NY 10019                                          New York, NY 10019

Carol V. Savage                                             Vice President and Chief Accounting Officer
CBS Corporation                                             CBS Corporation
11 Stanwix Street                                           11 Stanwix Street
Pittsburgh, PA  15222                                       Pittsburgh, PA  15222

Randy H. Zwirn                                              President - Power Generation
CBS Corporation                                             CBS Corporation
The Quadrangle                                              The Quadrangle
4400 Alafaya Trail                                          4400 Alafaya Trail
Orlando, FL  32826-2399                                     Orlando, FL  32826-2399

Charles W. Pryor, Jr.                                       Vice President
CBS Corporation                                             CBS Corporation
4350 Northern Pike                                          4350 Northern Pike
Monroeville, PA  15146                                      Monroeville, PA  15146

Fredric G. Reynolds                                         Executive Vice President and Chief Financial Officer
CBS Corporation                                             CBS Corporation
51 West 52nd Street                                         51 West 52nd Street
New York, NY 10019                                          New York, NY 10019

Mel Karmazin                                                President & Chief Operating Officer
CBS Corporation                                             CBS Corporation
40 W. 57th Street                                           40 West 57th Street
New York, NY 10019                                          New York, NY 10019

Leslie Moonves                                              President and Chief Executive Officer,
CBS Corporation                                             CBS Television
7800 Beverly Boulevard                                      7800 Beverly Boulevard
Los Angeles, CA  90036                                      Los Angeles, CA  90036


                                  SCHEDULE 1-B

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                     Westinghouse CBS Holding Company, Inc.
                     --------------------------------------

                                    Directors
                                    ---------


                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------
Michael H. Jordan                                         Same as Schedule 1-A
Same as Schedule 1-A

Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A


                               Executive Officers
                               ------------------


                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Charles Cappleman                                           President of West Coast Operations and Engineering
President                                                   Westinghouse CBS Holding Company, Inc.
Westinghouse CBS Holding Company, Inc.                      7800 Beverly Boulevard
7800 Beverly Boulevard                                      Los Angeles, CA  90036
Los Angeles, CA  90036

Susan J. Holiday                                            Deputy General Counsel
Vice President and Secretary                                West Coast Operations and
Westinghouse CBS Holding Company, Inc.                      Engineering Los Angeles, CA
7800 Beverly Boulevard                                      Westinghouse CBS Holding Company, Inc.
Los Angeles, CA  90036                                      7800 Beverly Boulevard
                                                            Los Angeles, CA  90036

Gary McCarthy                                               Vice President of West Coast Finance
Vice President                                              Westinghouse CBS Holding Company, Inc.
Westinghouse CBS Holding Company, Inc.                      7800 Beverly Boulevard
7800 Beverly Boulevard                                      Los Angeles, CA  90036
Los Angeles, CA  90036

Georgette Morrow                                            Controller of West Coast
Treasurer                                                   C.T.N. Accounting
Westinghouse CBS Holding Company, Inc.                      Westinghouse CBS Holding Company, Inc.
7800 Beverly Boulevard                                      7800 Beverly Boulevard
Los Angeles, CA  90036                                      Los Angeles, CA  90036

                                  SCHEDULE 1-C

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                             CBS Broadcasting, Inc.
                             ----------------------

                                    Directors
                                    ---------



                                                          Present Principal Occupation and
Name and Business Address                                 Address of Employment
-------------------------                                 ---------------------
Michael H. Jordan                                         Same as Schedule 1-A
Same as Schedule 1-A

Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A


                               Executive Officers
                               ------------------


                                                          Present Principal Occupation and
Name/Title and Business Address                           Address of Employment
-------------------------------                           ---------------------
Michael H. Jordan                                         Same as Schedule 1-A
Same as Schedule 1-A

Louis J. Briskman                                         Same as Schedule 1-A
Same as Schedule 1-A

Mel Karmazin                                              Same as Schedule 1-A
Same as Schedule 1-A

Leslie Moonves                                            Same as Schedule 1-A
Same as Schedule 1-A

Fredric G. Reynolds                                       Same as Schedule 1-A
Same as Schedule 1-A